

Mail Stop 3561

August 26, 2016

Via E-mail
Christopher Vallos
Chief Executive Officer
Gold Lakes Corp.
3401 Enterprise Parkway, Suite 340
Beachwood, Ohio 44122

> **Re: Gold Lakes Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 15, 2016**
> **File No. 333-210675**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **File No. 000-52814**

Dear Mr. Vallos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

General

1. We note that the amount of shares being registered in the Form S-1 has increased. Please revise the registration statement fee table to include the additional shares being registered.

2. We note recent publications about your company, including a July 2016 www.hotstocked.com article. The article states that "Third Coast Media, LLC has been compensated five thousand dollars by MicroCap Innovations (a non-controlling third party) for GLLK advertising and promotional services." Please advise us of your participation in this report and the nature of any other recent services and reports on your behalf.

Risk Factors, page 9

3. We note your response to prior comment 4. Please add a risk factor regarding the default.

Dilution, page 19

4. We have reviewed your revised disclosure per comment 5. We note that the revised disclosure as presented does not appear to provide information as to the potential dilution that will result from the applicable transactions. Please expand your disclosure to be more consistent with the risk factor on page 16 where you disclose that the issuance of shares upon conversion of the convertible notes and exercise of the warrant may result in substantial dilution to existing stockholders. In addition, please note that the net tangible book value utilized to determine dilution should be based on the most recent balance sheet date.

Information With Respect to the Registrant, page 26

5. Please add disclosure regarding the contracting agreement entered into with Canadian Exploration Services on August 8 and incorporate by reference the agreement as an exhibit.

Managements' Discussion and Analysis of Financial Condition and Results of Operation Overview, page 39

6. We note that on July 18, 2016 you affected a 3-for-1 forward stock split on all your issued and outstanding common stock. Please tell us how you considered the guidance in SAB Topic 4.C.

Executive Compensation, page 49

7. Please update the disclosure in this section as of the most recent fiscal year ended July 31, 2016.

Security Ownership of Certain Beneficial Owners and Management, page 51

8. Please update the disclosure in this section and throughout the prospectus as of the most recent practicable date. In this regard we note that this section does not reflect the recent stock split.

Certain Relationships and Related Transactions, page 52

9. Please update the disclosure in this section as of the most recent financial statements. We note the consulting fees and rent referenced in footnote 11 to the financial statements.

Unaudited Financial Statements for the Nine Months Ended April 30, 2016

Notes to Financial Statements

5. Convertible Notes Payable, page F-9

10. Please tell us how you determined the current classification of $48,715 and long-term classification of $73,644 of the convertible notes payable.

11. It appears that the conversion benefit recorded and being amortized as disclosed here for the convertible notes issued in November 2015, December 2015 and January 2016 is inconsistent with the amounts disclosed on page F-8 of amendment 1 to the S-1 filed June 13, 2016 and on page 11 of the Form 10-Q for the period ended January 31, 2016 filed on March 22, 2016. In addition, it appears that you are now recording a derivative liability for these convertible notes and the convertible notes issued in February 2016 and March 2016. Please provide us with a detailed discussion of how you have accounted for all of the convertible notes and cite the specific authoritative literature you utilized to support your accounting treatment. Please note your discussion should tell us how you considered the guidance in FASB ASC 470 and FASB ASC 250.

Form 10-Q/A filed August 11, 2016

12. We note the disclosure in Part II Item 3 Defaults Upon Senior Securities that you state none. Please reconcile with footnotes 5 and 8 to the financial statements. In addition, as previously requested, please revise the Liquidity and Capital Resources section to discuss.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mark C. Lee, Esq.
Greenberg Traurig, LLP